UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2014

Commission File Number: 001-34238

THE9 LIMITED

Building No. 3, 690 Bibo Road

Zhangjiang Hi-tech Park, Pudong New Area

Shanghai 201203, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE9 LIMITED

By:	/s/ Jun Zhu
Name:	Jun Zhu
Title:	Chairman and Chief Executive Officer

Date: August 4, 2014

Exhibit Index

Exhibit 99.1 — Press Release

Exhibit 99.1

The9 Limited Announces Forming a Joint Venture with Qihoo 360

SHANGHAI, July 31, 2014 — The9 Limited (NASDAQ: NCTY) (“The9”), an online game developer and operator, announced that The9 and Qihoo 360 Technology Co., Ltd. (“Qihoo 360”) had entered into an agreement today to form a joint venture. Pursuant to the joint venture agreement, The9 and Qihoo 360 will each own 50% equity interest in the joint venture and share profits according to this ratio.

The9 and Qihoo 360 agreed that the joint venture will publish and operate Firefall®, a MMO Shooter game developed by Red 5 Studios, Inc., a subsidiary of The9, for a three-year term in China and may be renewed for additional two years upon satisfaction of certain conditions. The license and distribution agreement will be signed separately between the joint venture and the developer.

About The9 Limited

The9 Limited is an online game developer and operator. The9 develops and operates, directly or through its affiliates, its proprietary MMO, web and mobile games including Firefall® and NBA web and mobile games. In 2010, The9 established its Wireless Business Unit to focus on mobile internet business including mobile reading platform KingReader and mobile advertising platform Juzi . In 2013, The9 formed a joint venture with Shanghai ZTE to develop and operate home entertainment set top box business.

For further information, please contact:

Ms. Phyllis Sai

Manager, Investor Relations

The9 Limited

Tel: +86 (21) 5172-9990

Email: IR@corp.the9.com

Website: http://www.corp.the9.com/